UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                          CERTIFICATE
Exelon Corporation                                             OF
File No. 70-10189                                         NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1"), and the Securities and Exchange Commission's financing and investment orders. This certificate reports activity in File No. 70-10189 for the period July 1, 2004 through September 30, 2004. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Financing Order - The sales of any common stock, Preferred Securities or Equity-Linked Securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities or Equity-Linked Securities).

     None.

2. Financing Order - The total number of shares of Exelon common stock issued or issuable under the options granted during the quarter under employee benefit plans and dividend reinvestment plans including employee benefit plans or dividend reinvestment plans later adopted together with the number of shares issued or issuable during the Authorization Period.

     Total  number  of  shares  issuable  through  the   Authorization   Period:
     42,000,000

     Shares of common stock issued during the quarter:  2,399,470

     Total number of shares issued through the Authorization Period:  3,896,871

3. Financing Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     None.

4. Financing Order - If a guaranty is issued during the quarter, where such guarantee is not exempt under Rule 52, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.


     ------------------ -------------------------------- ----------------- -------------- ---------------------
         Guarantor                Beneficiary                 Amount           Term             Purpose
     ------------------ -------------------------------- ----------------- -------------- ---------------------
     Exelon             ComEd                                     $76,000      12 months  Surety bonds
     ------------------ -------------------------------- ----------------- -------------- ---------------------
     Generation         Exelon Energy Company                  $2,500,000      12 months  Energy trading
     ------------------ -------------------------------- ----------------- -------------- ---------------------
     Exelon             PECO Energy Company                      $112,000      12 months  Surety bonds
     ------------------ -------------------------------- ----------------- -------------- ---------------------


     The total amount of guaranties outstanding at September 30, 2004 was $1.882 billion.


5. Financing Order - The amount and terms of any Exelon indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

     Exelon issued commercial paper during the quarter at an average interest rate of 1.60%. Exelon had $325 million in commercial paper outstanding at September 30, 2004.

6. Financing Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary.

     a. Overnight commercial paper issued through JP Morgan Chase on behalf of PECO during the third quarter: Daily balances ranged from $0 to $73 million at an average interest rate of 1.502%.
     b. Overnight commercial paper issued on behalf of ComEd during the third quarter: None.
     c. Exelon, ComEd, PECO and Generation maintain a $1 billion 5-year credit facility and a $500 million 3-year credit facility to support commercial paper issuances. At September 30, 2004, sublimits under the credit facility were $700 million, $250 million, $100 million and $450 million for Exelon, ComEd, PECO and Generation, respectively. Exelon, ComEd, PECO and Generation had approximately $691 million, $224 million, $100 million and $266 million of available capacity under the credit facilities at September 30, 2004. At September 30, 2004, commercial paper outstanding was $325 million at Exelon. ComEd, Generation and PECO did not have any commercial paper outstanding at September 30, 2004.

     d. Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Money Utility Pool for the quarter ending September 30, 2004.


       Contributions to the Utility Money Pool

        ----------------------------- ------------------------------------- --------------------------------
        Company                       Maximum Daily Contribution            Average Interest Rate
        ----------------------------- ------------------------------------- --------------------------------
        ComEd of Indiana                                       $20,500,000                           1.296%
        ----------------------------- ------------------------------------- --------------------------------
        ComEd                                                 $478,500,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------
        PECO                                                  $161,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------
        Generation                                             $17,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------
        Unicom Investments                                    $160,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------

       Loans from the Utility Money Pool

        ----------------------------- ------------------------------------- --------------------------------
        Company                       Maximum Daily Borrowing               Average Interest Rate
        ----------------------------- ------------------------------------- --------------------------------
        ComEd                                                  $37,500,000                           1.296%
        ----------------------------- ------------------------------------- --------------------------------
        Generation                                            $546,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------
        EBSC                                                  $165,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------
        PECO                                                   $36,000,000                           1.515%
        ----------------------------- ------------------------------------- --------------------------------



     e.   Short-term debt outstanding at September 30, 2004.

     ---------------------------------- ----------------------------------
     Utility                                                       Amount
     ---------------------------------- ----------------------------------
     ComEd                                                    $17,000,000
     ---------------------------------- ----------------------------------
     ComEd of Indiana                                                  --
     ---------------------------------- ----------------------------------
     PECO                                                              --
     ---------------------------------- ----------------------------------
     Generation                                                        --
     ---------------------------------- ----------------------------------


7. Financing Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52 (see U-6B-2 requirement in number 15 below regarding reports of issuances that are exempt) which shall also show separately the amount of non-exempt securities issued by Non-Utility Subsidiaries during the Authorization Period.

     None.

8. Financing Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

     In the third quarter of 2004, Exelon entered into two forward-starting interest rate swaps to hedge interest rate exposure associated with future debt issuances. The swaps are designated as cash-flow hedges that attempt to minimize the variability of the future interest expense associated with changes in the three-month LIBOR rate. A table summarizing the forward-starting swap transactions that were entered into in the third quarter is presented below.


     -------------------- ------------- ------------------ ----------------- ------------ -----------------
           Entity          Trade Date    Effective Date    Notional Amount      Term        Counterparty
     -------------------- ------------- ------------------ ----------------- ------------ -----------------
     Exelon               9/17/04       12/15/04                $80,000,000    Ten years         Citigroup
     -------------------- ------------- ------------------ ----------------- ------------ -----------------
     Exelon               9/24/04       12/15/04                $80,000,000    Ten years     Merrill Lynch
     -------------------- ------------- ------------------ ----------------- ------------ -----------------

     In 2004, ComEd entered into fixed-to-floating interest-rate swaps in order to maintain its targeted percentage of variable-rate debt associated with fixed-rate debt issuances in the aggregate amount of $240 million. At
     September 30, 2004, these interest-rate swaps, designated as fair-value hedges, had an aggregate fair market value of $9 million based on the present value difference between the contract and market rates at September
     30, 2004. If these derivative  instruments had been terminated at September
     30, 2004, this estimated fair value represents the amount that would be paid by the counterparties to ComEd.

     ------------------- ------------ ----------------- ------------------ -------------- -----------------
                                                                            Expiration
        Entity           Trade Date    Effective Date    Notional Amount       Date         Counterparty
     ------------------- ------------ ----------------- ------------------ -------------- -----------------
         ComEd            04/22/04        04/26/04        $120,000,000        03/15/12            Dresdner
     ------------------- ------------ ----------------- ------------------ -------------- -----------------
         ComEd            06/10/04        06/15/04        $120,000,000        03/15/12           JP Morgan
     ------------------- ------------ ----------------- ------------------ -------------- -----------------


9. Financing Order - (a) The name and parent company of any Intermediate Subsidiary or Financing Subsidiary created during the quarter; (b) the amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, and (c) the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

     (a) TEG Holdings, LLC formed July 19, 2004, an intermediate company, currently inactive.

     (b)  (i)  Generation contributed $4,559,500 to Exelon SHC, Inc.

          (ii) Exelon SHC, Inc. contributed $4,559,500 to EXRES SHC, Inc.

          (iii)EXRES SHC, Inc. contributed $4,559,500 to ExRes Power Holdings, Inc.

          (iv) ExRES Power Holdings, Inc. contributed $2,006,600 to National Energy Development, Inc.

          (v)  Generation   contributed   $29,559,100   to   Exelon   Generation
               Consolidation, LLC.

          (vi) Generation contributed $10,000 to AmerGen.

          (vii) Exelon contributed $210,300 to Exelon Investment Holdings, LLC.

          (viii) Ventures contributed $250,000,000 to Enterprises.

          (ix) Enterprises   contributed   $1,200,000   to  Exelon   Enterprises
               Management, Inc.

          (x) Exelon Enterprises Management, Inc. contributed $1,200,000 to ECPH, LLC.

          (xi) PECO contributed $1,466,057 to ExTel Corporation, LLC.

          (xii) AmerGen contributed $10,000 to AmerGen Consolidation, LLC

     (c) PEC Financial Services, LLC issued $97 million in intercompany notes during the quarter ended September 30, 2004. PEC Financial Services has issued $187,000,000 of intercompany notes during the Authorization Period.

10. Financing Order - If any Subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

     None.

11.  Financing  Order  -  If  any  financing  proceeds  are  used  for  VIEs,  a
     description   of  the   accounting   for  such   transactions   under  FASB
     Interpretation 46R.

     None.

12. Financing Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

     See Form 10-Q for the quarter ended September 30, 2004 for Exelon, PECO, ComEd and Generation, Commission File Numbers 1-16169, 1-1401, 1-1839 and 333-85496, respectively.

13. Financing Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.

     ($ in millions)


     ------------------------------------- ----------------- ------------
     Exelon                                      Amount          Ratio
     ------------------------------------- ----------------- ------------
     Common Equity                                   $9,546          40%
     ------------------------------------- ----------------- ------------
     Preferred Securities and Minority                  140          1%.
     Interests
     ------------------------------------- ----------------- ------------
     Long-Term  Debt  (includes   current            13,747          58%
     maturities)
     ------------------------------------- ----------------- ------------
     Short-Term Debt                                    325           1%
     ------------------------------------- ----------------- ------------
     Total Capitalization                           $23,758         100%
     ------------------------------------- ----------------- ------------


     ------------------------------------ ------------------ ------------
     ComEd                                       Amount          Ratio
     ------------------------------------ ------------------ ------------
     Common Equity                                   $6,620          55%
     ------------------------------------ ------------------ ------------
     Preferred  Securities  and Minority                  8         n.m.
     Interests
     ------------------------------------ ------------------ ------------
     Long-Term  Debt  (includes  current              5,387          45%
     maturities)
     ------------------------------------ ------------------ ------------
     Short-Term Debt                                     17         n.m.
     ------------------------------------ ------------------ ------------
     Total Capitalization                           $12,032         100%
     ------------------------------------ ------------------ ------------


     ------------------------------------ ------------------ ------------
     PECO                                        Amount          Ratio
     ------------------------------------ ------------------ ------------
     Common Equity                                   $1,132          18%
     ------------------------------------ ------------------ ------------
     Preferred                                           87           1%
     ------------------------------------ ------------------ ------------
     Long-Term  Debt  (includes  current              5,103          81%
     maturities)
     ------------------------------------ ------------------ ------------
     Short-Term Debt                                     --         n.m.
     ------------------------------------ ------------------ ------------
     Total Capitalization                            $6,322         100%
     ------------------------------------ ------------------ ------------

     ------------------------------------ ------------------ ------------
     Generation                                 Amount           Ratio
     ------------------------------------ ------------------ ------------
     Member's Equity                                 $3,330          57%
     ------------------------------------ ------------------ ------------
     Minority Interest                                   55           1%
     ------------------------------------ ------------------ ------------
     Long-Term  Debt  (includes  current              2,505          42%
     maturities)
     ------------------------------------ ------------------ ------------
     Short-Term Debt                                    -0-         n.m.
     ------------------------------------ ------------------ ------------
     Total Capitalization                            $5,890         100%
     ------------------------------------ ------------------ ------------


     ------------------------------------ ------------------ ------------
     ComEd Indiana                              Amount           Ratio
     ------------------------------------ ------------------ ------------
     Common Equity                                      $33         100%
     ------------------------------------ ------------------ ------------
     Preferred                                           --         n.m.
     ------------------------------------ ------------------ ------------
     Long-Term  Debt  (includes  current                 --         n.m.
     maturities)
     ------------------------------------ ------------------ ------------
     Short-Term Debt                                     --         n.m.
     ------------------------------------ ------------------ ------------
     Total Capitalization                               $33         100%
     ------------------------------------ ------------------ ------------


14. Financing Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     Retained Earnings analysis at September 30, 2004 (in millions):

     -------------------------------------- --------------------------------
     Exelon
     -------------------------------------- --------------------------------
     Beginning Balance                                               $2,889
     -------------------------------------- --------------------------------
     Net Income                                                         568
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                  (201)
     -------------------------------------- --------------------------------
     Ending Balance                                                  $3,256
     -------------------------------------- --------------------------------

     -------------------------------------- --------------------------------
     PECO
     -------------------------------------- --------------------------------
     Beginning Balance                                                 $597
     -------------------------------------- --------------------------------
     Net Income                                                         139
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                   (96)
     -------------------------------------- --------------------------------
        Preferred Stock                                                 (1)
     -------------------------------------- --------------------------------
     Ending Balance                                                    $639
     -------------------------------------- --------------------------------

     -------------------------------------- --------------------------------
     ComEd (a)
     -------------------------------------- --------------------------------
     Beginning Balance                                               $1,064
     -------------------------------------- --------------------------------
     Net Income                                                         124
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                  (113)
     -------------------------------------- --------------------------------
     Ending Balance (a)                                              $1,075
     -------------------------------------- --------------------------------
         (a) As of September 30, 2004, ComEd had appropriated $1,078 million of retained earnings for future dividend payments.


     -------------------------------------- --------------------------------
     ComEd of Indiana
     -------------------------------------- --------------------------------
     Beginning Balance                                                   $3
     -------------------------------------- --------------------------------
     Net Income                                                          --
     -------------------------------------- --------------------------------
     Dividends:
     -------------------------------------- --------------------------------
        Common Stock                                                     --
     -------------------------------------- --------------------------------
     Ending Balance                                                      $3
     -------------------------------------- --------------------------------


     -------------------------------------- --------------------------------
     Generation
     -------------------------------------- --------------------------------
     Beginning Balance                                                 $773
     -------------------------------------- --------------------------------
     Net Income                                                         319
     -------------------------------------- --------------------------------
     Distribution to Member                                            (61)
     -------------------------------------- --------------------------------
     Ending Balance                                                  $1,031
     -------------------------------------- --------------------------------

15.  Investment Order - U-6B-2 (Financings Exempt from SEC Approval)

     o Information that would be reported on a U-6B-2 for security issuances by Utility Subsidiaries that are exempt from approval by the SEC (i.e., securities (long-term debt) approved by the State commissions).

          None.

     o Securities issued by a Non-Utility Subsidiary (including intercompany notes; but not money pool transactions which are reported under Item
          6) that are exempt from approval by the SEC (i.e., Non-Utility Subsidiary securities issuances exempt under Rule 52).

          See Exhibit B.

16. Financing Order - Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     None.

17. Financing Order - A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 Certificates.

     None.

18. Financing Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority (i.e., $4 billion).

     Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the Financing Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At September 30, 2004, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,143 million and, accordingly, at September 30, 2004, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,857 million. At September 30, 2004, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $2,754 million.

19. Financing Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the EWG/FUCO Authority.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

20. Financing Order - Total capitalization ratio of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

     At September 30, 2004, Exelon's consolidated capitalization ratio as so calculated was 58% debt, 40% common equity, 1% short-tem, and 1% minority interests and preferred securities. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

21.  Financing Order - The market-to-book ratio of Exelon's common stock.

     At September 30, 2004, the market-to-book ratio of Exelon's common stock was 2.57 to 1.00.

22. Financing Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the preceding quarter.

     On November 25, 2003, Exelon Generation Company, LLC (Generation), Reservoir Capital Group (Reservoir) and Sithe Energies, Inc. (Sithe) completed a series of transactions resulting in Generation and Reservoir each indirectly owning a 50% interest in Sithe. Both Generation's and Reservoir's 50% interests in Sithe were subject to put and call options that could result in either party owning 100% of Sithe.

     On September 29, 2004, Generation exercised its call option to acquire Reservoir's 50% interest in Sithe for $97 million. The closing of the call is subject to state and Federal regulatory approvals.

     On November 1, 2004, Generation entered into an agreement to sell Sithe to Dynegy Inc. for $135 million in cash. Exelon expects that, prior to closing on the sale to Dynegy, it will receive from Sithe approximately $60 million in cash distributions. The sale will enable Exelon to deconsolidate from its balance sheet approximately $836 million of debt associated with the Independence generating plant.

     Sithe's remaining operating assets total approximately 1,350 MWs, including 1,020 MWs in the Independence plant. The sale will not include Sithe International Inc., which has been sold to a subsidiary of Generation. Sithe International, Inc. is the entity that indirectly owns a 49.5% interest in the Mexican Business Trusts, which own the TEG projects consisting of two gas-fired plants in Mexico that commenced commercial operations in the second quarter of 2004.

     The sale of Sithe to Dynegy is subject to Federal and state regulatory approvals. The parties anticipate closing early in the first quarter of 2005.

23. Financing Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1 total earnings growth by EWG and FUCO project in the third quarter of 2004

24. Financing Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the third quarter of 2004

25. Investment Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Generation and Enterprises.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises as of and for the quarter ended September 30, 2004. See Form 10-Q for Generation filed on October 27, 2004.

26. Investment Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

     Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter ended September 30, 2004.

27. Investment Order - A narrative description of each investment made during the quarter just ended including:
     o    Name of the company and its immediate parent;
     o Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries;
     o Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);
     o With respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter; and
     o With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the location (countries) where it does business.


---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
   Immediate       Company /    Type of Company      Method of     Rate of
    Parent        Subsidiary      / Subsidiary      Investment     Interest       Amount          Purpose
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon SHC,    Intermediate      Capital             NA          $4,559,500  Operating funds
                 Inc                              contribution
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon SHC, Inc  EXRES SHC,     Intermediate      Capital             NA          $4,559,500  Operating funds
                 Inc.                             contribution
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
EXRES SHC, Inc.  ExRES Power    Intermediate      Capital             NA          $4,559,500  Operating funds
                 Holdings,                        contribution
                 Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
ExRES Power      National       Intermediate      Capital             NA          $2,006,600  Operating funds
Holdings, Inc.   Energy                           contribution
                 Development,
                 Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
ExRES Power      Sithe          EWG               Capital             NA          $4,559,500  Operating funds
Holdings, Inc.                                    contribution
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------


                                       11

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       Exelon         Intermediate      Capital             NA         $29,559,100  Investments in
                 Generation     trust company     contribution                                decommissioning
                 Consolidation,                                                               trust
                 LLC                                                                          subsidiaries
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Limerick I     Decommissioning   Capital             NA              $2,500  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Limerick II    Decommissioning   Capital             NA            $331,500  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           PeachBottom    Decommissioning   Capital             NA            $412,100  Investments in
Generation       I NQF, LLC     trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           PeachBottom    Decommissioning   Capital             NA              $2,500  Investments in
Generation       II NQF, LLC    trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden I      Decommissioning   Capital             NA          $8,527,700  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden II     Decommissioning   Capital             NA            $310,900  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Dresden III    Decommissioning   Capital             NA          $1,061,600  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           LaSalle I      Decommissioning   Capital             NA            $232,500  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           LaSalle II     Decommissioning   Capital             NA            $168,400  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Byron I NQF,   Decommissioning   Capital             NA              $5,000  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Byron II       Decommissioning   Capital             NA            $101,600  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Braidwood I    Decommissioning   Capital             NA             $18,500  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Braidwood II   Decommissioning   Capital             NA              $2,500  Investments in
Generation       NQF, LLC       trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Quad Cities    Decommissioning   Capital             NA            $273,400  Investments in
Generation       I NQF, LLC     trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Quad Cities    Decommissioning   Capital             NA            $275,800  Investments in
Generation       II NQF, LLC    trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Salem I NQF,   Decommissioning   Capital             NA            $569,600  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------


                                       12

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Salem I NQF,   Decommissioning   Capital             NA            $399,900  Investments in
Generation       LLC            trust             contribution                                decommissioning
Consolidation,                                                                                trusts
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Generation       AmerGen        Intermediate      Capital             NA             $10,000  Investments in
                 Energy         company           contribution                                decommissioning
                 Company                                                                      trust
                                                                                              subsidiaries
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen Energy   AmerGen        Intermediate      Capital             NA             $10,000  Investments in
Company          Consolidation, company           contribution                                decommissioning
                 LLC                                                                          trust
                                                                                              subsidiaries
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen TMI    Decommissioning   Capital             NA              $5,000  Investments in
                 NQF, LLC       trust             contribution                                decommissioning
                                                                                              trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen        Decommissioning   Capital             NA              $5,000  Investments in
                 Oyster Creek   trust             contribution                                decommissioning
                 NQF, LLC                                                                     trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
AmerGen          AmerGen        Decommissioning   Capital             NA              $5,000  Investments in
                 Clinton NQF,   trust             contribution                                decommissioning
                 LLC                                                                          trusts
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Revolving          1.47%       $15,000,000  Operating funds
                                   credit loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Revolving          1.60%       $14,000,000  Operating funds
                                   credit loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Revolving          1.68%        $6,000,000  Operating funds
                                   credit loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Revolving          1.75%        $4,500,000  Operating funds
                                   credit loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Generation     Utility           Revolving          1.77%        $4,000,000  Operating funds
                                   credit loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
GenFinance       Exelon         Rule 58           Revolving        One              $250,000  Operating
                 PowerLabs,                       credit loan      month                      funds
                 LLC                                               LIBOR
                                                                   plus
                                                                   .625%
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
GenFinance       Exelon         Rule 58           Revolving        One              $250,000  Operating
                 PowerLabs,                       credit loan      month                      funds
                 LLC                                               LIBOR
                                                                   plus
                                                                   .625%
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon New       Exelon New     EWG               Capital             NA          $3,055,969  Operating funds
England          England                          contribution
Holdings, LLC    Power
                 Services,
                 Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon New       Exelon         EWG               Capital             NA             $54,367  Operating funds
England          Boston                           contribution
Holdings, LLC    Services, LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Enterprises    Intermediate      Capital             NA        $250,000,000  Payoff
                                holding company   contribution                                intercompany
                                                                                              loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
F&M Holdings     II Services,   Rule 58           Revolving        LIBOR             $33,546  Operating funds
Company, LLC     Inc.                             credit loan      plus 50
                                                                   basis
                                                                   points
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Enterprises      Exelon         Intermediate      Capital             NA          $1,200,000  Operating funds
                 Enterprises    holding company   contribution
                 Management,    for ETCs and
                 Inc.           Rule 58
                                companies
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           ECPH, LLC      Holding company   Capital             NA          $1,200,000  Operating funds
Enterprises                     for ERCs          contribution
Management,
Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Enterprises      Exelon         Rule 58           Capital             NA         $25,000,000  Payoff outside
                 Thermal                          contribution                                debt
                 Holdings,
                 Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Enterprises       Exelon        Rule 58           Capital             NA         $86,000,000  Payoff
                 Services,                        contribution                                intercompany
                 Inc.                                                                         loan
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
ExTel            PECO           ETC               Capital             NA        $146,605,662  Used for
Corporation,     Wireless, LP                     contribution                                investments
LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
PECO             ExTel          Intermediate      Capital             NA          $1,466,057  Used for
                 Corporation,   subsidiary        contribution                                investments
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------


                                       13

---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Exelon         Rule 58           Capital             NA         $18,986,200  Operating funds
                 Synfuel I,                       contribution
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Exelon         Rule 58           Capital             NA         $11,156,300  Operating funds
                 Synfuel II,                      contribution
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Ventures         Exelon         Rule 58           Capital             NA          $4,611,600  Operating funds
                 Synfuel III,                     contribution
                 LLC
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Unicom         Approved in       Capital             NA        $345,927,700  Operating funds
                 Investments,   Merger Order      contribution
                 Inc.
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
Exelon           Exelon         Intermediate      Capital             NA            $210,300  Facilitate the
                 Investment     company           contribution                                sale of
                 Holdings, LLC                                                                tax-advantaged
                                                                                              housing
                                                                                              interests
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
PECO             PEC Financials Merger Approved   Loan              9.75% to      %97,000,000 Operating Funds
Wireless, LP     Services, LLC  (Financing)                          12.70%
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------
PECO             PECO           Intermediate      Capital           9.95% to     $101,435,954 Operating Funds
                 Wireless, LP   company           contribution       12.70%
---------------- -------------- ----------------- ---------------- ---------- --------------- ----------------




28. Investment Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

     1. Unicom Power Holdings, LLC
     Ceased operations. Dissolved. Remaining assets and liabilities transferred to its parent, Exelon Enterprises, LLC.

     AR - Intercompany                                        $8,916,757
     Deferred tax asset                                            5,046
     Miscellaneous payables                                          995
     Federal income taxes payable                                390,512
     Equity                                                    8,530,296

     2. Exelon Boston Services, LLC
     Ceased operations. Dissolved. Remaining assets and liabilities transferred to ENEH Services, LLC.

     Cash                                                     $    7,300
     AR - Other                                                  157,500
     AR - Intercompany                                            94,400
     Miscellaneous payables                                       14,000
     Accrued expenses                                            208,900
     Equity                                                       36,300

     3. Exelon New England Power Services, Inc.
     Ceased operations. Dissolved. Remaining assets and liabilities transferred to ENEH Services, LLC.

     Cash                                                     $  220,100
     AR - Other                                                  124,600
     AR - Intercompany                                           506,900
     Deferred income taxes                                       829,200
     AP - Miscellaneous                                              500

     AP - Intercompany                                            50,600
     Accrued expenses                                          2,908,000
     Equity                                                   (1,278,300)

29. Investment Order - A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.


-------- ---------------------------------- ------------ ------------- -------------- ---------------------
 Tier                 Company                 Common        Parent     Other Voting      PUHCA Type of
                                              Shares                                      Business and
                                               Owned     Voting Power      Power           Authority
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public Utility
         Exelon                                                                       Holding Company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Business Services Company        1           100%           NA        Service Company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Unicom Resources, Inc. *               100          100%           NA        Inactive
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (Captive
   1     Unicom Assurance Company, Ltd.*        NA           100%           NA        insurance company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   1     Exelon Investment Holdings, LLC        NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Boston Financial Institutional                                               transactions -
   2     Tax Credit Fund X                      NA          10.72%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Boston Financial Institutional                                               transactions -
   2     Tax Credit Fund XIV                    NA          43.69%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Boston Financial Institutional                                               transactions -
   2     Tax Credit Fund XIX                    NA          14.19%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Boston Financial Institutional                                               transactions -
   2     Tax Credit Fund XXI                    NA          34.54%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Related Corporate Partners XII,                                              transactions -
   2     L.P.                                   NA          36.03%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Related Corporate Partners XIV,                                              transactions -
   2     L.P.                                   NA          15.99%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Related Corporate Partners IV,                                               transactions -
   2     L.P.                                   NA          15.99%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         Summit Corporate Tax Credit                                                  transactions -
   2     Fund, II                               NA          33.00%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
         USA Institutional Tax Credit                                                 transactions -
   2     Fund, XXII                             NA          24.49%          NA        housing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust I*                NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust II*               NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   1     Exelon Capital Trust III*              NA           100%           NA        Financing company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   1     Unicom Investment, Inc.                100          100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 1, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 2, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
                                                                                      advantaged
   2     Scherer Holdings 3, LLC                NA           100%           NA        transactions)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


                                       15

-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Spruce Holdings, G.P.2000, LLC         NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Spruce Holdings, L.P.2000, LLC         NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   3     Spruce Equity Holdings, L.P.           NA          99.0%       Spruce, LP    advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%       Spruce, GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   4     Spruce Holdings Trust                  NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Wansley Holdings 1, LLC                NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (tax
   2     Wansley Holdings 2, LLC                NA           100%           NA        advantaged
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
                                                                                      holding company,
   1     Exelon Ventures Company, LLC           NA           100%           NA        first tier
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel I, LLC                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
                                                                        tax credit
   3     DTE Buckeye, LLC                       NA           59%        activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel II, LLC                 NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
                                                                        tax credit
   3     DTE Belews Creek, LLC                  NA           99%        activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   2     Exelon Synfuel III, LLC                NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Voting
                                                                        limited to
         Carbontronics Synfuels                                         tax credit
   3     Investors, L.P.                        NA          16.65%      activities    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
   2     Exelon Generation Company, LLC         NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in
         Exelon Generation Finance                                                    Financing
   3     Company, LLC                           NA           100%           NA        Order(Financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     TEG Holdings, LLC                      NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     NuStart Energy Development, LLC        NA          ~ 10%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         ExTex Retail Services Company,
   3     LLC                                    NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Penesco Company, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (Development
   3     Port City Power, LLC                   NA           100%           NA        Company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Southeast Chicago Energy
   3     Project, LLC                           NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (captive
   3     Concomber, Ltd.                        NA           100%           NA        insurance company)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Cenesco Company, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Allowance Management
   3     Company, LLC                           NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Susquehanna Electric Company          1,000         100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon SHC, Inc.                       NA          85.00%      Generation    subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          14.00%     Peaker DG, LP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%        Ventures
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Keystone Fuels, LLC                    NA          20.99%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Conemaugh Fuels, LLC                   NA          2.072%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     EXRES SHC, Inc.                        NA          50.00%          NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   5     ExRES Power Holdings, Inc.             NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         National Energy Development,                                                 Intermediate
   6     Inc.                                   100          100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        ExRES Power
                                                                         Holdings,    Combination EWG and
   6     Sithe Energies, Inc.                               56.00%         Inc.       Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                         National
                                                                          Energy
                                                                       Development,
                                                            44.00%          Inc.
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Nuclear US Holdings, Inc.            73,000         100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     Nuclear US Investments, LLC            NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Nuclear US
                                                                         Holdings,    Intermediate
   4     Nuclear, Limited Partnership           NA          99.00       Inc. as LP    subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Nuclear US
                                                                       Investments,
                                                            1.00%        LLC as GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


                                       16

-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     AmerGen Energy Company, LLC            NA          50.00%      Generation    EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                         Nuclear,
                                                                          Limited
                                                NA          50.00%      Partnership
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   6     AmerGen Consolidation, LLC             NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     AmerGen TMI NQF, LLC                   NA           100%           NA        Intermediate
                                                                                      subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   7     AmerGen Oyster Creek NQF, LLC          NA           100%           NA        Intermediate
                                                                                      subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         AmerGen Clinton NQF, LLC                                                     Intermediate
   7                                            NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Power Company            984,000        100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Susquehanna Power Company           1,273,000       100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         The Proprietors of the
   5     Susquehanna Canal                      NA           100%           NA        Inactive
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Generation International,                                             Intermediate
   3     Inc.                                   NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Peaker Development                                                    Intermediate
   3     General, LLC                           NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Peaker Development                                                    Intermediate
   3     Limited, LLC                           NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Exelon
                                                                          Peaker
                                                                        Development
         ExTex LaPorte Limited                                           Limited,
   4     Partnership                            NA          99.00%          LLC       EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                          Exelon
                                                                          Peaker
                                                                        Development
                                                            1.00%      General, LLC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     ExTex Marketing, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                           ExTex
                                                                        Marketing,
   4     ExTex Power, LP                        NA          99.00%          LLC       Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                NA          1.00%       Generation
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon AOG Holdings # 1, Inc.          NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon AOG Holdings # 2, Inc.          NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Exelon AOG
         Exelon New England Power                                       Holdings #
   4     Marketing, LP                          NA          99.00%      2, Inc. LP    Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                        Exelon AOG
                                                                        Holdings #
                                                NA          1.00%       1, Inc. GP
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     Exelon New England Holdings, LLC       NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ENEH Services, LLC                     NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon New England Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Wyman, LLC                      NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Edgar, LLC                      NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Framingham, LLC                 NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Framingham Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon West Medway, LLC                NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon West Medway Expansion, LLC      NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon West Medway Development,
   4     LLC                                    NA           100%           NA        Development company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon New Boston, LLC                 NA           100%           NA        EWG
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Hamilton, LLC                   NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon PowerLabs, LLC                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Generation Consolidation,                                             Intermediate
   3     LLC                                    NA           100%           NA        subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Braidwood 1 NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Braidwood 2 NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Byron 1 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Byron 2 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 1 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 2 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


                                       17

-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Dresden 3 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     LaSalle 1 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     LaSalle 2 NQF, LLC                     NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Limerick 1  NQF, LLC                   NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Limerick 2 NQF, LLC                    NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 1 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 2 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     PeachBottom 3 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Quad Cities 1NQF, LLC                  NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Quad Cities 2 NQF, LLC                 NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Salem 1 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Salem 2 NQF, LLC                       NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Zion 1NQF, LLC                         NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Successor to trusts
                                                                                      approved in the
   4     Zion 2 NQF, LLC                        NA           100%           NA        merger order
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon Energy Company                  100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         AllEnergy Gas & Electric
   4     Marketing Company, LLC                 NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Texas Ohio Gas, Inc.                   100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Non-utility holding
   2     Exelon Enterprises Company, LLC        NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
         Exelon Enterprises Management,                                               Order (Rule 58 and
   3     Inc.                                                100%           NA        Telecommunications)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     CIC Global, LLC                        NA          50.00           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     UniGrid Energy, LLC                    NA          50.00%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Phoenix Foods, LLC                     NA          5.00%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ECPH, LLC                              NA           100%           NA        Hold ETC investments
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger U-1
                                                                                      Amendment # 5
                                                                                      (reserved
   5     Kinetic Venture Fund I, LLC            NA          22.22%          NA        jurisdiction)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger U-1
                                                                                      Amendment # 5
                                                                                      (reserved
   5     Kinetic Venture Fund II, LLC           NA          14.30%          NA        jurisdiction)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Enertech Capital Partners II           NA          6.10%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (erergy
         UTECH Climate Challenge Fund,                                                related - venture
   5     L.P.                                   NA          24.30%          NA        capital Rule 58)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         ECP Telecommunications Holdings,
   5     LLC                                    NA           100%           NA        Hold ETCs
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


                                       18

-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Everest Broadband Networks             NA          15.50%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Exotrope, Inc.                         NA          < 10%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Media Station, Inc.                    NA          2.48%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     SoftComp, Inc. (Permits Now)           NA          15.51%          NA        Inactive
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     VITTS Network Group, Inc.              NA          20.26%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     OmniChoice.com, Inc.                               30.10%          NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     Entrade, Inc.                                     < 10.00%         NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     WorldWide Web Network Corp                        < 10.00%         NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
         Exelon Enterprises Investments,                                              Order (Rule 58 and
   5     Inc.                                                100%           NA        ETCs)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         EEI Telecommunications Holdings,
   6     LLC                                    NA           100%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Communications Holdings,
   7     LLC                                    NA           100%           NA        ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   8     PHT Holdings, LLC                      NA           100%           NA        Held by ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Exelon Communications Company,
   8     LLC                                    NA           100%           NA        Held by ETC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     F&M Holdings Company, LLC              NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Oldco VSI, Inc.                        100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     EGW Meter Services, LLC                NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     II Services, Inc.                                   100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     EIS Engineering, Inc.                               100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     InfraSource Field Services, LLC        NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     NEWCOSY, Inc.                           1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Fischbach and Moore Electric,
   4     Inc.                                    1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     NEWCOTRA, Inc.                          1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Fischbach and Moore, Inc.               1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Fischbach and Moore Electrical
   6     Contracting, Inc.                       1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   6     T.H. Green Electric Co, Inc.            1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     Rand-Bright Corporation                 1           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     OSP Servicios S.A. de C.V.*                         100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     EIS Investments, LLC*                  NA           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   5     WCB Services, LLC                      NA          49.00%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon Services, Inc.                               100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Unicom Power Marketing, Inc.           100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Adwin Equipment Company                             100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Exelon Thermal Holdings, Inc.          100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ETT North America, Inc.                10           100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
         Northwind Thermal Technologies,                                              (Rule 58 operating
   5     Inc.                                   10           100%           NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (Rule 58 operating
   6     ETT Canada, Inc.                       10           100%           NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (Rule 58 operating
   7     Northwind Windsor                      NA          50.00%          NA        outside the U.S.)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Exelon Thermal Development, Inc.       100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ETT Boston, Inc.                       100          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Northwind Boston, LLC                  NA          25.00%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate public
         Exelon Energy Delivery Company,                                              utility holding
   1     LLC                                    NA           100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Electric and gas
   2     PECO Energy Company                170,478,507      100%           NA        utility company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         East Coast Natural Gas
   3     Cooperative, LLP                       NA          41.12%          NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Horizon Energy Copmpany*              1,000         100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   3     Adwin Realty Company                  1,000         100%           NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     Ambassador II Joint Venture*           NA          50.00%          NA        Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
                                                                                      estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------


                                       19

-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   4     Bradford Associates                    NA          50.00%          NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   4     Franklin Town Tower Associates         50          50.00%          NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      reserved
                                                                                      jurisdiction (real
   4     Henderson Ambassador Associates        NA          50.00%          NA        estate)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Transition Trust           NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Corp              1,000         100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   4     PECO Energy Capital Trust III          NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   4     PECO Energy Capital, LP                NA          3.00%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust IV           NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust V            NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     PECO Energy Capital Trust VI           NA           100%           NA        Financing
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   3     ExTel Corporation, LLC                 NA           100%           NA        Subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Intermediate
   4     PECO Wireless, LP                      NA          99.00%         PECO       subsidiary
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                            1.00%          ExTel
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   5     ATNP Finance Company                   100          100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   5     PEC Financial Services, LLC            NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Adwin (Schuykill) Cogeneration,
   3     Inc.                                               50.00%          NA        ERC
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Public utility
                                                                                      holding company,
                                                                                      second tier,
                                                                                      electric utility
   2     Commonwealth Edison Company        127,016,488     99.90%          NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
         Commonwealth Edison Company of                                               Electric utility
   3     Indiana, Inc.                        908,084        100%           NA        company
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     ComEd Financing II                     NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   3     ComEd Financing III                    NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
   3     ComEd Funding, LLC                     NA           100%           NA        Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   4     ComEd Transitional Funding Trust       NA           100%           NA        Approved in Merger
                                                                                      Order (financing)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
   3     Commonwealth Research Corporation      200          100%           NA        Rule 58
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Approved in Merger
                                                                                      Order (economic and
                                                                                      community
   3     Edison Development Company             741          100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (economic and
                                                                                      community
   3     Edison Development Canada, Inc.      15,158         100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------
                                                                                      Merger Order
                                                                                      Reserved
                                                                                      Jurisdiction;
                                                                                      Investment U-1 in
                                                                                      Docket 70-9691
                                                                                      (economic and
                                                                                      community
   4     Edison Finance Partnership             NA           100%           NA        development)
-------- ---------------------------------- ------------ ------------- -------------- ---------------------

         * Inactive company



Changes During the Quarter

Subsidiaries Added
------------------

Carbontronics Synfuels Investors, L.P.
Acquired by Synfuel III on 7/1/2004, 16.65% interest.

TEG Holdings, LLC
Incorporated in Delaware on 7/19/2004.

Name Changes
------------

Exelon Boston Services, LLC name change to BG Boston Services, LLC, 8/3/2004.

Exelon New England Power Services, Inc.
BG New England Power Services, Inc., 8/3/2004.

Dispositions
------------

BG Boston Services, LLC transferred to the lenders of Exelon Boston Generating on 9/1/2004.

BG New England Power Services, Inc. transferred to the lenders of Exelon Boston Generating on 9/1/2004.

ETT Nevada, Inc. sold on 9/29/2004.

Northwind Aladdin, LLC sold on 9/29/2004.

Companies Dissolved
-------------------

Unicom Power Holdings, LLC dissolved on 9/23/2004.

ETT Houston, Inc. dissolved on 7/19/2004.

S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 29, 2004

                                        EXELON CORPORATION

                                        By: /s/ Matthew F. Hilzinger
                                        ----------------------------
                                        Vice President and Corporate Controller

                                    Exhibit A
                                    ---------


                           Glossary of Defined Terms
                           -------------------------

AmerGen                    AmerGen Energy Company, LLC
AOG # 1                    Exelon AOG Holding # 1, Inc.
AOG # 2                    Exelon AOG Holding # 2, Inc.
Authorization Period       April 1, 2004 through April 15, 2007
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
EBSC                       Exelon Business Services Company
Exelon                     Exelon Corporation
Enterprises                Exelon Enterprises Company, LLC
EED                        Exelon Energy Delivery Company, LLC
Equity Linked Securities   Securities, including units consisting of a combination of incorporated options, warrants and/or forward equity  purchase  contracts with debt,
                           preferred stock, or Preferred Securities.
ERCs                       Energy Related Companies
ETCs                       Exempt telecommunications companies
EWGs                       Exempt wholesale generators
ExTel                      ExTel Corporation, LLC
Financing Order            SEC  financing  order issued to Exelon on April 1, 2004,  for the period April 1,
                           2004 through April 15, 2007
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Fossil Holdings            Exelon (Fossil) Holdings, Inc.
Generation                 Exelon Generation Company, LLC
GenFinance                 Exelon Generation Finance Company
GP                         General partner
Investment Order           SEC  investing  order issued to Exelon on June 27, 2002,  for the period June 30,
                           2000 through June 30, 2005
LIBOR                      London interbank offered rate
LP                         Limited Partner
NEDI                       National Energy Development, Inc.
n.m.                       Not meaningful
Peaker DG                  Exelon Peaker Development General, LLC
Peaker DL                  Exelon Peaker Development Limited, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Preferred Securities       Including,  specifically,  trust preferred securities, or monthly income preferred securities.
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company
Spruce, GP                 Spruce Holdings GP 2000, LLC
Spruce, LP                 Spruce Holdings LP 2000, LLC
Ventures                   Exelon Ventures Company, LLC


                               Exhibit B - Item 15
                               -------------------
A.
--
Exelon PowerLabs, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $250,000.

4.   Rate of interest per annum of each security: One month LIBOR plus .625%.

5.   Date of issue, renewal or guaranty of each security: August 2, 2004.

6.   If renewal of security, give date of original issue:  Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     GenFinance.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section
     (a) because of:
          a.   the provisions  contained in the first sentence of section 6 (b):
               [ ]
          b.   the provisions contained in the fourth sentence 6 (b): [ ]
          c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

B.
--
Exelon PowerLabs, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $250,000.

4.   Rate of interest per annum of each security: One month LIBOR plus .625%.

5.   Date of issue, renewal or guaranty of each security: September 3, 2004.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     GenFinance.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the revolving credit loan were used to provide operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
          a.   the provisions  contained in the first sentence of section 6 (b):
               [ ]
          b.   the provisions contained in the fourth sentence 6 (b): [ ]
          c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

C.
--
II Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $33,546.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.   Date of issue, renewal or guaranty of each security: July 7, 2004.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     F&M Holdings Company, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the revolving credit loan were used to provide operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
          a.   the provisions  contained in the first sentence of section 6 (b):
               [ ]
          b.   the provisions contained in the fourth sentence 6 (b): [ ]
          c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

D.
--
PEC Financial Services, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $97,000,000.

4.   Rate of interest per annum of each security: 9.75% to 12.75%.

5.   Date of issue, renewal or guaranty of each security: July 1, 2004.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     ATNP Finance Company.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for

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     the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).



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E.
--
PECO Wireless, LP has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Revolving credit loan.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $101, 435,954.

4.   Rate of interest per annum of each security: 9.95% to 12.70%.

5.   Date of issue, renewal or guaranty of each security: July 1, 2004.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     PECO Financial Services, LLC.

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not Applicable.

14. If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).


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